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                         June 7, 2021

       Teofilo Raad
       Chief Executive Officer and President
       Pulmatrix, Inc.
       99 Hayden Avenue, Suite 390
       Lexington, MA 02421

                                                        Re: Pulmatrix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 26, 2021
                                                            File No. 333-256502

       Dear Mr. Raad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Rick Werner